EXHIBIT 99.1

Parnell Pharmaceuticals Holdings Ltd Announces Agreement With Lincoln Park Captial Fund to Purchase Ordinary Shares

OVERLAND PARK, Kansas, Jan. 19, 2016 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd. ("Parnell" or "Company") (NASDAQ:PARN), a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions, today announced that it has entered into a share purchase agreement with Lincoln Park Capital Fund, LLC, a Chicago-based institutional investor (“Lincoln Park”).  The agreement is structured as an equity commitment and enables Parnell to elect entirely at its discretion to sell up to 35,000 shares on any one day to Lincoln Park and under certain circumstances can elect to sell up to 55,000 shares on any one day.

Robert Joseph, President and CEO of Parnell said, “As we have indicated to the market previously, the Parnell Board of Directors is keenly focused on capital management and in particular to improve the liquidity for trading in our shares given the tightly held nature of our stock.  We feel the Lincoln Park Agreement is well suited to enable this to occur and gives us control over quantity and timing of the issuance of shares to Lincoln Park.  Of course, the equity commitment can also provide additional growth capital to our business which we believe can be put to accretive use.”

Once a registration statement related to the transaction has been filed and declared effective by the SEC, Parnell has the right to sell ordinary shares to Lincoln Park based on the prevailing market price at the time of each sale.  Parnell has control over the timing and amount of any intended sale of shares to Lincoln Park and can sell up to a maximum of $15,000,000 of ordinary shares over a 36 -month period  subject to the limitations and conditions set forth in the agreement.  If Parnell elects to sell shares to Lincoln Park, they are obligated to make such purchases at prices based on prevailing market prices at the time of each sale.    Parnell is not required to complete any future share sales and can terminate the Agreement at any time at its sole discretion at no cost or penalty.  In consideration for entering into the Agreement, Parnell granted Lincoln Park 47,746 shares.  If Parnell elects to utilize the facility, it will issue up to an additional 38,197 shares to Lincoln Park pro-rated over the full $15,000,000 commitment.

Lincoln Park has agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Company’s ordinary shares.

A more detailed description of the purchase agreement and registration rights agreement is set forth in the Company’s Form 6-K recently filed with the SEC.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor will there be any sale of these securities in any jurisdiction in which such offer solicitation or sale are unlawful prior to registration or qualification under securities laws of any such jurisdiction.

About Parnell Pharmaceuticals Holdings Ltd

Parnell (PARN) is a fully integrated, veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms – FETCH™ and mySYNCH®. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals.  Parnell also has a pipeline of 7 drug products covering large therapeutic areas in orthopedics, dermatology, anesthesiology, nutraceuticals and metabolic disorders for companion animals as well as reproduction and mastitis for cattle.

For more information on the company and its products, please visit www.parnell.com.

About Lincoln Park Capital (“LPC”)

LPC is an institutional investor headquartered in Chicago, Illinois. LPC’s experienced professionals manage a portfolio of investments in public and private entities. These investments are in a wide range of companies and industries emphasizing life sciences, specialty financing, energy and technology. LPC’s investments range from multiyear financial commitments to fund growth to special situation financings to long-term strategic capital offering companies certainty, flexibility and consistency. For more information, visit www.lpcfunds.com.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on September 15, 2014, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact:

For more information, contact:

Parnell Pharmaceuticals Holdings
Robert Joseph, 913-274-2100
Robert.joseph@parnell.com

Brad McCarthy, 816-516-6137
Brad.mccarthy@parnell.com